UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Nautilus Biotechnology, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

63909J108

(CUSIP Number)

Matthew S. McIlwain

c/o Madrona Venture Group

999 Third Avenue, Suite 3400

Seattle, Washington 98104

(206) 674-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 63909J108

1.	Name of Reporting Person: McIlwain, Matthew S.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: PF, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 347,366 (1)
	8.	Shared Voting Power: 6,020,770 (1)
	9.	Sole Dispositive Power: 347,366 (1)
	10.	Shared Dispositive Power: 6,020,770 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,368,136 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 5.13% (1)
14.	Type of Reporting Person: IN

(1)

Calculations of the percentage of the shares of Common Stock beneficially owned assumes 124,094,390 shares of Common Stock outstanding, based on information included in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 10, 2021. The percentage would be the same if based on the Issuer’s Current Report on Form 8-K filed with the SEC on June 10, 2021.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.0001 per share (the “Common Stock”), of Nautilus Biotechnology, Inc., a Delaware corporation (the “Issuer”), formerly known as ARYA Sciences Acquisition Corp III, a Cayman Islands exempted company (“ARYA”). The address of the principal executive offices of the Issuer is 425 Pontius Avenue North, Suite 202, Seattle, Washington 98109. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This statement is being filed by Matthew S. McIlwain, an individual (the “Reporting Person”).

(b)	The business address of the Reporting Person is 999 Third Avenue, Suite 3400, Seattle, Washington 98104.

(c)

The principal business of the Reporting Person is to act as managing director of Madrona VI General Partner, LLC, the sole general partner of Madrona Investment Partners VI, L.P. which is the sole general partner of Madrona Venture Fund VI, LP and Madrona Venture Fund VI-A, LP.

(d)	During the five years prior to the date hereof, Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On June 9, 2021 (the “Closing Date”), pursuant to that certain Business Combination Agreement, dated as of February 7, 2021 (the “Business Combination Agreement”), by and among the Issuer, Mako Merger Sub, Inc. (“Merger Sub”) and Nautilus Subsidiary, Inc. (f/k/a Nautilus Biotechnology, Inc.) (“Legacy Nautilus”), Merger Sub merged with and into Legacy Nautilus with Legacy Nautilus surviving as a wholly owned subsidiary of the Issuer (the “Merger”). Upon consummation of the Merger (the “Effective Time”), each issued and outstanding share of preferred stock of Legacy Nautilus that was convertible into a share of common stock of Legacy Nautilus was canceled and converted into the right to receive the number of shares of the Issuer’s Common Stock equal to the product (rounded down to the nearest whole number) of the number of such shares held immediately prior to the Effective Time multiplied by 3.62807118207724 (the “Exchange Ratio”). As of the Effective Time, the Reporting Person’s holdings of shares of Legacy Nautilus stock converted into an aggregate of 5,033,930 shares of Common Stock.

In connection with the Merger and concurrently with the execution of the Business Combination Agreement, ARYA entered into subscription agreements with certain investors pursuant to which ARYA issues shares of Common Stock at a price of $10.00 per share (the “PIPE Financing”). On the Closing Date, the Reporting Person acquired an aggregate of 1,258,945 shares of Common Stock pursuant to the PIPE Financing.

On the Closing Date, ARYA changed its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”). Upon the Domestication, all of the outstanding Class A ordinary shares of ARYA were exchanged for an equivalent number of shares of Common Stock (the “Domestication Exchange”). On the Closing Date, the Reporting Person acquired an aggregate of 50,000 shares of Common Stock pursuant to the Domestication Exchange.

On August 24, 2021, the Reporting Person acquired 13,568 shares of Common Stock on the public market using personal funds at a weighted average price per share of $7.684863. On August 25, 2021, the Reporting Person acquired acquired 11,693 shares of Common Stock on the public market using personal funds at a weighted average price per share of $7.736137.

Item 4.	Purpose of Transaction

The Reporting Person acquired the securities of the Issuer for investment purposes. The Reporting Person may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Person’s continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors (the “Board”) and management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities. The Reporting Person may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon assessments of the above factors, the Reporting Person may change his present intentions as stated above and may assess whether to make suggestions to the Board regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under its control. The Reporting Person may seek to acquire other securities of the Issuer, including other equity, debt, notes or other financial instruments related to the Issuer or the Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to the Reporting Person’s beneficiaries) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Person’s trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Person, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Person.

The Reporting Person intends to review his investment in the Issuer on an ongoing basis and, in the course of his review, may take actions with respect to his investment or the Issuer, including communicating from time to time with the Board, members of management, other securityholders of the Issuer, or other third parties, advisors, such as legal, financial, regulatory, or other advisors, to assist in the review and evaluation of strategic alternatives. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; a sale or transfer of a material portion of the assets of the Issuer or any of its subsidiaries or the acquisition of material assets; the formation of joint ventures or other strategic alliances with the Issuer or any of its subsidiaries; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board or management of the Issuer; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities; or any action similar to the foregoing. Such discussions and actions may be exploratory in nature, and not rise to the level of a plan or proposal.

The Reporting Person, a managing director of Madrona VI General Partner, LLC, is currently a member of the Board. In such capacity, the Reporting Person may have influence over the corporate activities of the Issuer and may engage in communications with the Issuer’s other directors, members of management and stockholders and third parties regarding the corporate governance, business, operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time and from time to time, may review, reconsider and change their position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of shares of Common Stock reported beneficially owned by each person named herein is determined in accordance with the SEC rules and assumes 124,094,390 shares of Common Stock outstanding, based on information included in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2021. The percentage would be the same if based on the Issuer’s Current Report on Form 8-K filed with the SEC on June 10, 2021. As of the date hereof, the Reporting Person beneficially owned shares of Common Stock as follows:

Name of Beneficial Owner	Number of Shares of Common Stock Owned	Percent of Common Stock

Matthew S. McIlwain	347,366	0.28%

Madrona Venture Fund VI, L.P.	5,798,394	4.67%

Madrona Venture Fund VI-A, L.P.	222,376	0.18%

Total	6,368,136	5.13%

Madrona Investment Partners VI, L.P., as the sole general partner of Madrona Venture Fund VI, LP and Madrona Venture Fund VI-A, LP, may be deemed to beneficially own the shares held by Madrona Venture Fund VI, LP and Madrona Venture Fund VI-A, LP. Madrona VI General Partner, LLC, as the sole general partner of Madrona Investment Partners VI, L.P., may be deemed to beneficially own the shares held by Madrona Venture Fund VI, LP and Madrona Venture Fund VI-A, LP. The Reporting Person, as a managing director of Madrona VI General Partner, LLC, may be deemed to beneficially own the shares held by Madrona Venture Fund VI, LP and Madrona Venture Fund VI, LP-A. The Reporting Person disclaims beneficial ownership of all securities except to the extent of his pecuniary interest therein.

(b) In addition to the description set forth above in Item 5(a), see the cover page of this statement for indications of the voting powers and disposition powers of the Reporting Person.

(c) On August 24, 2021, the Reporting Person acquired 13,568 shares of Common Stock on the public market using personal funds at a weighted average price per share of $7.684863. On August 25, 2021, the Reporting Person acquired 11,693 shares of Common Stock on the public market using personal funds at a weighted average price per share of $7.736137.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Merger and associated transactions, the Issuer, the Reporting Person and certain other stockholders entered into an amended and restated registration rights and lock-up agreement (the “A&R Registration Rights and Lock-Up Agreement”) pursuant to which the Issuer was be obligated to file a registration statement to register the resale of certain shares of the Issuer’s Common Stock within 45 days after the Closing. In addition, pursuant to the terms of the A&R Registration Rights and Lock-Up Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the parties to the agreement may demand at any time or from time to time, that the Issuer file a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register the securities of the Issuer held by such holders, and the Issuer is separately required at all times to maintain an effective resale registration statement for the benefit of the holders party to the agreement. The A&R Registration Rights and Lock-Up Agreement also provides such holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Pursuant to the A&R Registration Rights and Lock-Up Agreement, the Reporting Person also agreed not to sell or transfer shares of Common Stock for a period of 180 days from the Closing Date, subject to certain exceptions. The Issuer’s bylaws include a similar restriction for a period of 180 days.

This summary is qualified by the actual terms of the A&R Registration Rights and Lock-Up Agreement, a copy of which is attached as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 Form of Amended and Restated Registration Rights and Lock-up Agreement, dated as of February 7, 2021, by and among ARYA Sciences Acquisition Corp III and the persons named therein. (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 8, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2021	/s/ Matthew S. McIlwain
Matthew S. McIlwain

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.